

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 22, 2015

Via E-mail
Jeffrey Beverly
Principal Executive Officer
535 5<sup>th</sup> Avenue, 24<sup>th</sup> Floor
New York, New York 10017

     **Re:    Grow Solutions Holdings, Inc.**
               **Registration Statement on Form S-1**
               **Filed December 2, 2015**
               **File No. 333-208318**

Dear Mr. Beverly:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

Marijuana remains illegal under federal law . . . page 6

1.     Please revise to specify the risk that you could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or advise.

The Company may have difficulty accessing the service of banks . . . page 6

2.     Please revise the risk factor section to include the risk regarding difficulties you may have in accessing bankruptcy courts as a marijuana-related business, or advise.

Report of Independent Registered Public Accounting Firm, page F-1

3.       We note your financial statements of LightTouch Vein & Laser, Inc. have been audited by Anderson Bradshaw PLLC.  It appears that Anderson Bradshaw PLLC's registration with the PCAOB is pending withdrawal.  Please revise your filing to provide financial statements of LightTouch Vein & Laser, Inc. that have been audited by a PCAOB registered public accounting firm, or advise.

Item 16. Exhibits, page II-2

4.       Please file all required exhibits as promptly as possible. If you are not in a position to file your legality opinion with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed as EDGAR correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc:     Brian R. Goldberg
        Lucosky Brookman LLP